August 18, 2008

Thomas Morrison, Chief Executive Officer
Organic Alliance, Inc.
1250 N.E. Loop 410
San Antonio, TX 78209

Re: Registration Statement on Form S-1
Filed August 13, 2008
File No. 333-152980

Dear Mr. Morrison:

        This is to advise you that a preliminary review of the above registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form because it does not include current financial statements. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

        We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Gary A. Agron, Esq.
        Facsimile No.: (303) 770-7257